Exhibit 99.1

Innoviz Reiterates Value Proposition in Open Letter to Shareholders

Recently Completed Public Offering Bolsters Balance Sheet

TEL AVIV, Israel, August 16, 2023 - Innoviz Technologies Ltd. (NASDAQ: INVZ) ("Innoviz"), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today issued an open letter to its shareholders following its recently-completed underwritten public offering of ordinary shares, in which Co-Founder and CEO Omer Keilaf highlights the Company’s strong operational execution and recent customer wins.

The full text of the letter follows:

Dear Fellow Shareholders,

Following our successful capital raise last week, I want to offer additional color on the context and strategy behind the follow-on offering and what it accomplishes for our investors.

Innoviz is currently participating in over five active RFQ sourcing processes, all with major automotive OEMs. While our previous cash balance was meaningful and gave us a substantial financial runway, the Board and management team felt that adding additional cash to the balance sheet would give us the best possible odds of securing further customer wins – an important step in the growth of our company. We believe we are in a once-in-a-lifetime market share capture window for the automotive LiDAR industry. We also believe that we have the technology that is needed to be a market leader, and now I am confident that we have the balance sheet that is needed as well.

Oren Buskila, my fellow co-founder and our Chief R&D Officer, and I both invested in last week’s follow-on offering, and Amichai Steimberg, our Chairman of the Board, increased his position in the company this week as well. This reflects our strong belief in the long-term success of the business and our confidence in our ability to execute on the many catalysts that lie ahead of us this year and next. Below I will outline a few key components of the Innoviz story to give you a better sense of our vision for the company and the tremendous opportunities that lie ahead.

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Winner Takes Most Market: At Innoviz, we believe the automotive LiDAR industry is ultimately going to be a winner-takes-most market. We expect that early leaders in the LiDAR industry will be able to create high barriers to entry versus new competitors, built upon technology leadership and volume-based cost advantages. Establishing an early leadership position can be an important component to long-term success.

•	The Flywheel Effect: In the LiDAR industry, we believe that wins can lead to more wins.
Securing additional awards in the near-term can further drive our technology leadership, capture additional NRE funding, and enhance volume-based cost advantages, leading to the potential for additional success thereafter.
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Significant Market Share Capture Window: On our first quarter earnings call this year I spoke about how several programs with major OEMs transitioned from RFIs to RFQs during the quarter, and with roughly half of our pipeline now in the RFQ phase, we are actively quoting on more than five RFQ’s in parallel. OEMs are planning for these programs now and there are a slew of decisions that I expect to come in 2023-24. Since many of these programs are 8-10 years long, this is an opportunity to capture long-term market share in an industry where growth is poised to move quickly.

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Cash Runway: The cash secured by the recent capital raise extends our financial runway beyond the market share capture window, and if we secure additional awards, we can push our cash runway even further.

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NREs can Unlock Additional Cash Runway: Part of our strategy to become a Tier 1 automotive supplier was predicated on the fact that it is the only way to unlock meaningful non-recurring engineering (NRE) bookings.  We have previously disclosed that the typical NRE quote within our RFI/RFQ pipeline is for $20-40 million and we have some above the high end of that range, closer to the $60 million mark. These pre-production income streams represent a cash payment that can meaningfully offset our cash burn.

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Strong Track Record of Execution: In 2022, we hinted at a major new OEM customer and months later we delivered the Volkswagen Group. Coming into this year we hinted at a program expansion, and the next quarter we delivered the light commercial vehicle announcement. In the first quarter of 2023 we said we were working on a Minimum Risk Maneuver (MRM) solution for a customer, and on our second quarter earnings call we announced the BMW B-sample with MRM and our AI compute module. And for the last year, we’ve been pointing to a 2023 start of production (SOP) with the BMW 7 Series, and we began shipping the production units early in the third quarter. We want investors to recognize that we are delivering on the things that we say we are going to do. I am confident that we can continue our track record of executing.

When combined, these factors point to a strong backdrop for Innoviz in the programs that we are actively competing on. I believe that the incremental capital that we raised will position us more favorably to deliver these wins. Thank you for your continued support and ongoing belief in the Innoviz mission.

Sincerely,

Omer Keilaf
Co-Founder and CEO
Innoviz Technologies

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world's leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases.

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. NRE bookings as described in the following sentence. “NRE (Non-recurring Engineering) bookings” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the design win and may be paid based on milestones over the development phase of the project which may take a few years. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 9, 2023 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

Media Contact
Media@innoviz-tech.com

Investor Contact (US)
Rob Moffatt
VP, Corporate Development & IR
Innoviz Technologies
+1 (203) 665-8644
Investors@innoviz-tech.com

Investor Contact (Israel)
Maya Lustig
Director, Investor Relations
Innoviz Technologies
+972 54 677 8100
Investors@innoviz-tech.com